Richard D. Truesdell, Jr. +1 212 450 4674 richard.truesdell@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

May 23, 2025

Re:	Slide Insurance Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted on June 18, 2024

CIK No. 0001886428

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Att’n:	Shannon Davis

Lory Empie

Aisha Adegbuyi

James Lopez

Ladies and Gentlemen:

On behalf of our client, Slide Insurance Holdings, Inc., a Delaware corporation (the “Company” or “Slide”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886428) (the “Registration Statement”) contained in the Staff’s letter dated May 9, 2025. The Company has revised the Registration Statement and is publicly filing via EDGAR a further amended Registration Statement together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in the Registration Statement where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in the Registration Statement.

Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue

1.

We note that the significant increase in premiums written and earned since 2023 have been primarily attributable to assumptions of policies from Citizens Property Insurance Corporation (“Citizens”). Please revise, here or where appropriate, to clearly describe your arrangement with Citizens and the process for assuming policies from Citizens’ take-out program. For example, and without limitation, please address:

•	Summarize the typical terms of the timing and process surrounding how and when you may assume these policies,

•	Discuss any policies and procedures your Board of Directors and management have established surrounding the assumption of policies from Citizens,

•	Highlight the general criteria you consider when selecting which policies to assume,

CONFIDENTIAL

•	Disclose when and under what conditions (if any) policyholders are allowed to return to Citizens after being assumed by Slide,

•	Clearly state at what point you assume the insurance risks related to these assumed policies and become responsible for the associated losses,

•	Discuss your general expectations to continue assuming policies from Citizens in the future, and

•	Discuss reasons for potential differences in loss development associated with the policies assumed from Citizens and your historical and current loss development experience.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 22, 23, 76, and 107-121 of the Registration Statement.

2.	Please refer to prior comment 2. We continue to evaluate your response and may have further comments.

Response: The Company acknowledges that the Staff continues to evaluate the Company’s response to prior comment 2.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4674 (richard.truesdell@davispolk.com) or Joseph S. Payne at (212) 450-3378 (joseph.payne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:	Bruce Lucas, Slide Insurance Holdings, Inc.

Jesse Schalk, Slide Insurance Holdings, Inc.

Joseph S. Payne, Davis Polk & Wardwell LLP

Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

May 23, 2025	2